UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 333-267912

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On January 3, 2023, Moolec Science SA (“Moolec”) issued a press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of June 14, 2022, as amended, by and among LightJump Acquisition Corporation, Moolec, Moolec Science Limited and Moolec Acquisition, Inc., and the listing of Moolec’s ordinary shares and warrants on the Nasdaq Stock Market LLC.

Ordinary shares and warrants of Moolec commenced trading on the Nasdaq Stock Market LLC on January 3, 2023 under the ticker symbols “MLEC” and “MLECW”, respectively.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit List

Exhibit No.	Description
99.1	Press Release of Moolec, dated January 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: January 3, 2023	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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